UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

MultiMetaVerse Holdings Limited

(Name of Issuer)

Ordinary Share, no par value
(Title of Class of Securities)

G6360J102

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. G6360J102	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON First Euro Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,759,250(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,759,250
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* OO(1)

(1)	First Euro Investments Limited is owned as to 100% by Yuet Bun Wu.

CUSIP No. G6360J102	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Yuet Bun Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,759,250(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,759,250
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* OO(1)

(1)	First Euro Investments Limited is owned as to 100% by Yuet Bun Wu.

CUSIP No. G6360J102	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: MultiMetaVerse Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

6/F, Tower B

785 Hutai Road

Jing’An District Shanghai

China, 200065

Item 2.

(a)	Name of Person Filing:	First Euro Investments Limited

Yuet Bun Wu

(b)	Address of Principal Business Office or if none, Residence:

c/o First Euro Investments Limited

29/F, The Sun’s Group

200 Gloucester Road

Wanchai,

Hong Kong

(c)	Citizenship:	First Euro Investments Limited – British Virgin Islands

Yuet Bun Wu – China

(d)	Title of Class of Securities: Ordinary share, no par value

(e)	CUSIP Number: G6360J102

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

First Euro Investments Limited – 1,759,250 shares.

Yuet Bun Wu – 1,759,250 shares. Consists of ordinary shares owned by First Euro Investments Limited

CUSIP No. G6360J102	13G	Page 5 of 7 Pages

(b)	Percent of Class:

First Euro Investments Limited– 5.3%;

Yuet Bun Wu – 5.3%.

The foregoing percentages are based on 33,048,914 Class A ordinary shares outstanding as of June 30, 2023, as disclosed in the Issuer’s Form 424b3 filed with the SEC on December 19, 2023.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

First Euro Investments Limited –1,759,250 shares;

Yuet Bun Wu – 1,759,250 shares.

(ii)	shared power to vote or to direct the vote:

First Euro Investments Limited – 0 share;

Yuet Bun Wu – 0 share.

(iii)	sole power to dispose or to direct the disposition of:

First Euro Investments Limited – 1,759,250 shares;

Yuet Bun Wu – 1,759,250 shares.

(iv)	shared power to dispose or to direct the disposition of:

First Euro Investments Limited – 0 share;

Yuet Bun Wu – 0 share.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G6360J102	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

First Euro Investments Limited

By:	/s/ Yuet Bun Wu
	Name:	Yuet Bun Wu
	Title:	Director

Yuet Bun Wu

/s/ Yuet Bun Wu

CUSIP No. G6360J102	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, no par value, of Model Performance Acquisition Corp., a British Virgin Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2024.

First Euro Investments Limited

By:	/s/ Yuet Bun Wu
	Name:	Yuet Bun Wu
	Title:	Director

Yuet Bun Wu

/s/ Yuet Bun Wu